NewBin Corp.

newBin

ANNUAL REPORT

1001 State Street, Suite 907

Erie, PA 16501

(915) 541-8950

NewBin.com

This Annual Report is dated May 13, 2025.

BUSINESS

newBin offers at-home or at-store pickup of waste plastics by matching residents and stores with _individual collectors from the local community_. We are an **app-based** and web-based **on-demand** service that offers a better alternative to traditional curbside recycling pickup. Our service is **free** for residential users. We collect waste plastic **whenever it's ready**, users earn discounts on goods and services, we ask for **ALL plastics** (meaning you **don't have to sort** "good" and "bad" plastic) and newBin **guarantees that more plastic collected will stay out of landfill** versus traditional curbside recycling collection. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users. newBin is a wholly owned subsidiary of GreenSteel, LLC, a company that is developing large-scale plastics sorting and recycling plants, and newBin will supply the plastic collected through its system to future GreenSteel recycling plants on a non-exclusive basis.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $125,000.00
Number of Securities Sold: 5,000,000
Use of proceeds: GreenSteel, LLC capitalized with $125,000 cash deposited in new accounts established for newBin and certificates issued.
Date: May 27, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Beta testing of working app; partnering with community stakeholders to increase our impact as it relates to plastic recycling; acceptance of the app as an alternative to curbside collection by a material percentage; ability to convince sufficient number of Erie residents to use our drop off locations. to collect material in their neighborhoods; support of local municipal officials to support the alternative collection system with PSA.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $22,360.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: IRG Erie, Inc.
Amount Owed: $9,762.00
Interest Rate: 0.0%
Maturity Date: August 31, 2021

Creditor: GreenSteel LLC
Amount Owed: $11,599.00
Interest Rate: 0.0%
The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. In addition, GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Please refer to the related party transactions section.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mitch Hecht

Mitch Hecht's current primary role is with IRG Erie, Inc.. Mitch Hecht currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chief Executive Officer
Dates of Service: September, 2021 - Present
Responsibilities: Overall responsibility for successful company development. The CEO is taking no salary and has no direct ownership in the common stock of the company. The CEO has a 39.6% ownership interest in GreenSteel, LLC which owns 100% of the Company outstanding common stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: GreenSteel, LLC (Mitch Hecht - 39.57% - Membership Interests of GreenSteel, LLC, and Erie Recycling Investments, LLC - 35% - Membership Interests of GreenSteel LLC. Erie Recycling Investments LLC's managing members include: Joe Prischak - 44.26% - Membership Interest, Doug Prischak - 22.27% - Membership Interest, and Dennis Prischak - 22.27% - Membership Interest of Erie Recycling Investments, LLC)
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: GreenSteel, LLC
Names of 20% owners: Mitch Hecht and Erie Recycling Investments, LLC
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Management fee of up to $15,000 to $30,000 per month (depending on certain net working capital trigger points) for management services related to overseeing the development of the company.
Material Terms: GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Further, The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. Please refer to the indebtedness section.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 210,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Director Patent Infringement Litigation Andrew Reddyhoff, a Director of the Company, has been named in a counterclaim lawsuit in relation to this prior employment in the early 2000s at Crocs. Crocs originally filed a patent infringement suit against an individual who in turn counter-sued Crocs along with individual executives of the Company. As of today, all claims by the infringer have been dismissed. The Infringer is attempting to appeal the dismissal of its claims currently. This has no direct relationship to newBin. Andrew Reddyhoff is not a direct owner of newBin however he is an owner of its parent company GreenSteel, LLC. Please refer to his entry in the Directors & Officers section for further details.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2025.

NewBin Corp.

By /s/ *Mitch Hecht*

      Name: newBin

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

NewBin Corp. was incorporated on May 27, 2021, in the state of Delaware. The financial statements of NewBin Corp. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Erie, Pennsylvania

NewBin will offer at-home, or at-store pickup of waste plastics by matching residents and stores with individual collectors from the local community. We are an app-based and web-based, on-demand service that offers a better alternative to traditional curbside recycling pickup. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

NewBin Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income is principally comprised of revenues earned by the Company predominantly through corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $-0- and $602, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2025, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0000001. As of December 31, 2024, and December 31, 2023, 5,056,992 shares of Common Stock have been issued and are outstanding.

4. DEBT

Short term Loan

In the past period, the Company received loans from IRG Erie, no loan contracts were signed.

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time, the loan was classified as current.

Related-Party Loan

The Company borrowed money from one of the shareholders, Green Steel.

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5.   INCOME TAXES

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $566,192, and the Company had state net operating loss ("NOL") carryforwards of approximately $566,192. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

The Company received $11,599 from the major shareholder, GreenSteel LLC. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current liabilities.

In a special meeting between the Board of Directors of the Corporation held on September 6, 2021, it was decided that GreenSteel (the major shareholder) will be engaged to manage the affairs of the Corporation. In exchange for its management services, GreenSteel is entitled to receive from the NewBin Corp management fees. As of December 31, 2024, and December 31, 2023, the Company owned $170,000 and $170,000, respectively, for unpaid management fees and it is classified under current liabilities.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 11, 2025, which is the date the financial statements were available to be issued.

In April, 2025 the company issued the following statement to shareholders:

Dear investors, family and friends,

It's with deep sadness that I have to report the newBin company is ceasing operations as a result of dramatically changed and unforeseen political and economic changes since the startup of the company 3 years ago.

newBin was intended to disrupt the traditional and inefficient curbside recycling collection system by tapping into a new and growing market for recycled plastics that would expand beyond the drink bottles and milk jugs collected now.

The foundation of this expansion of plastics recycling was increased investment in large-scale plastics recycling plants, such as International Recycling Group's mega-plant scheduled for build in Erie, Pa. IRG's plant, and others like it. The new plants would be able to sort more materials from homes and convert more plastic into resins for new products, creating a dynamic market for previously unwanted post-use plastics and driving the economics of newBin's collection system.

However, with a change in government came a reversal in support for funding for recycling as part of the Administration's policy of "terminating the green new deal" as stated in President Trump's Executive Order M-25-11, signed on January 21st of this year. In addition, consumer products groups have been reversing many Environmental, Social and Governance ("ESG") commitments made in recent years in order to be consistent with trends they are seeing in government and society.

It is deeply unfortunate that the market for recycled plastics has gone into reverse instead of moving forward.

After initial capital investment from the Reg C offering was utilized to develop the newBin app and support early collection efforts—including deployment of receptables, collection and sorting—International Recycling Group advanced in excess of $54,642.62 after its initial $125,000 capital injection to continue funding the operations.

On April, 3rd IRG announced it had ceased operations due to a lack of resources as stated in its press release which is attached.

Over the past two years, newBin has expanded access to recycling for underserved communities by partnering with non-profit organizations, community centers, and small downtown businesses, serving more than 15,000 households across Erie and its surrounding neighborhoods.

Our mission went beyond environmental impact—newBin created meaningful employment opportunities, hiring over 12 at-risk youth at $15 per hour to assist in collecting, sorting, and processing recyclable materials. By combining environmental action with economic empowerment, we aimed to reshape what local recycling can look like.

While this news is extremely disappointing, I would only ask that what you risked by your investment has already made a significant impact on the lives of young people and created an example for how recycling should be done in the future.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $81664 and liquid assets in cash of $1,227, which less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NewBin Corporation
Statement of Stockholders' Equity

	Common stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	5,000,000	1	124,999	-	125,000
Shares issued for cash	41,124	-	175,057	-	175,057
Net income (loss)	-	-	-	(208,317)	(208,317)
December 31, 2021	5,041,124	$ 1	$ 300,056	$ (208,317)	$ 91,740
Shares issued for cash	15,868	-	35,549	-	35,549
Net income (loss)	-	-	-	(310,650)	(310,650)
December 31, 2022	5,056,992	$ 1	$ 335,605	$ (518,967)	$ (183,361)
Net income (loss)	-	-	-	(47,225)	(47,225)
December 31, 2023	5,056,992	$ 1	$ 335,605	$ (566,192)	$ (230,586)
Net income (loss)				(81,664)	(81,664)
December 31, 2024	5,056,992	$ 1	$ 335,605	(647,856)	(312,250)

newBin
Preliminary Reporting for 2024 (pre-audit)

BALANCE SHEET

	Actual 12/31/2022	Actual 12/31/2023	Actual 1st Quarter	Actual 2nd Quarter	Actual 3rd Quarter	Actual 10/31/2024	Actual 11/30/2024	Actual 12/31/2024	Actual 4th Quarter
ASSETS									
CURRENT ASSETS									
Cash and Cash Equivalents	$ 693	$ 102	$ 250	$ 866	$ 1,997	$ 591	$ 1,332	$ 1,227	$ 1,227
Related Party Advances	-	-	-	-	-	-	-	-	-
Stockholder Receivables	-	-	-	-	-	-	-	-	-
Notes Receivable-Related Party	-	-	-	-	-	-	-	-	-
Prepaid Expenses	-	1,217	1,217	1,217	1,217	1,217	1,217	1,217	1,217
TOTAL CURRENT ASSETS	693	1,319	1,467	2,082	3,213	1,808	2,549	2,443	2,443
PROPERTY, PLANT AND EQUIPMENT									
Construction in Progress	-	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-	-
Equipment	29,372	32,239	32,239	32,239	32,239	32,239	32,239	32,239	32,239
Accumulated Depreciation	(5,874)	(12,322)	(12,322)	(12,322)	(12,322)	(12,322)	(12,322)	(12,322)	(12,322)
TOTAL PROPERTY, PLANT AND EQUIPMENT	23,498	19,917	19,917	19,917	19,917	19,917	19,917	19,917	19,917
OTHER ASSETS									
Deferred Income Tax Assets	-	-	-	-	-	-	-	-	-
TOTAL OTHER ASSETS	-	-	-	-	-	-	-	-	-
TOTAL ASSETS	$ 24,190	$ 21,236	$ 21,384	$ 21,999	$ 23,130	$ 21,725	$ 22,466	$ 22,360	$ 22,360
LIABILITIES AND SHAREHOLDERS' EQUITY									
CURRENT LIABILITIES									
Accounts Payable and Accrued Expenses	207,552	251,822	269,198	283,407	317,038	322,463	328,552	334,610	334,610
TOTAL CURRENT LIABILITIES	207,552	251,822	269,198	283,407	317,038	322,463	328,552	334,610	334,610
TOTAL LIABILITIES	207,552	251,822	269,198	283,407	317,038	322,463	328,552	334,610	334,610
STOCKHOLDERS' EQUITY									
Common Stock, $.000001 par value; Authorized 10,000,000 Shares; Issued and Outstanding - 5,041,124						-			-
Paid-in-Capital in Excess of Par-Common	335,607	335,607	335,607	335,607	335,607	335,607	335,607	335,607	335,607
Treasury Stock	-	-	-	-	-	-	-	-	-
Accumulated Deficit	(208,318)	(518,969)	(566,193)	(566,193)	(566,193)	(566,193)	(566,193)	(566,193)	(566,193)
Current Years Income (Loss)	(310,651)	(47,225)	(17,228)	(30,822)	(63,322)	(70,152)	(75,500)	(81,664)	(81,664)
TOTAL SHAREHOLDERS' EQUITY	(183,362)	(230,587)	(247,814)	(261,408)	(293,908)	(300,738)	(306,086)	(312,250)	(312,250)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 24,190	$ 21,235	$ 21,384	$ 21,999	$ 23,130	$ 21,725	$ 22,466	$ 22,360	$ 22,360

newBin
Preliminary Reporting for 2024 (pre-audit)

INCOME STATEMENT

	Actual 12/31/2022	Actual 12/31/2023	Actual 1st Quarter	Actual 2nd Quarter	Actual 3rd Quarter	Actual 10/31/2024	Actual 11/30/2024	Actual 12/31/2024	Actual 4th Quarter	Actual Year to Date
REVENUE	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COST OF SALES	-	-	-	-	-	-	-	-	-	-
GROSS PROFIT	-	-	-	-	-	-	-	-	-	-
OPERATING EXPENSES										
Payroll and Payroll Related Expenses	$ 53,336	$ 22,972	$ 10,477	$ 11,489	$ 20,181	$ 5,425	$ 4,090	$ 3,558	$ 13,072	$ 55,219
Independent Contractors	-	-	-	-	-	0	0	0	0	0
Professional Services	23,446	8,995	5,143	243	-	0	0	0	0	5,386
Insurance Expenses	3,846	-	-	-	-	0	0	0	0	0
Miscellaneous Expenses	16,778	8,210	1,607	1,863	12,319	1,405	1,259	2,606	5,270	21,059
GreenSteel Management Fee	180,000	-	-	-	-	0	0	0	0	0
Depreciation	5,874	6,448	-	-	-	0	0	0	-	-
Sales and Marketing	27,376	602	-	-	-	0	0	0	0	0
Travel Expenses	-	-	-	-	-	0	0	0	0	0
Development Costs	-	-	-	-	-	0	0	0	0	0
Franchise Tax Expense	-	-	-	-	-	0	0	0	-	-
Total Operating Expenses	310,656	47,225	17,228	13,594	32,500	6,830	5,349	6,164	18,342	81,664
OPERATING LOSS	(310,656)	(47,225)	(17,228)	(13,594)	(32,500)	(6,830)	(5,349)	(6,164)	(18,342)	(81,664)
OTHER INCOME (EXPENSE)										
Interest Income	5	1	-	-	0	0	0	0	0	0
Total Other Income (Expense)	5	1	-	-	0	0	0	0	0	0
NET LOSS BEFORE INCOME TAXES	(310,651)	(47,225)	(17,228)	(13,594)	(32,500)	(6,830)	(5,349)	(6,164)	(18,342)	(81,664)
TAXES										
Deferred Tax Expense (Benefit)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Expense)	-	-	-	-	-	-	-	-	-	-
NET LOSS	$ (310,651)	$ (47,225)	$ (17,228)	$ (13,594)	$ (32,500)	$ (6,830)	$ (5,349)	$ (6,164)	$ (18,342)	$ (81,664)
CONTRIBUTIONS FROM SHAREHOLDERS	35,550	-	-	-	-	-	-	-	-	-
DISTRIBUTIONS TO SHAREHOLDERS			-	-	-	-	-	-	-	-
SHAREHOLDERS' EQUITY, BEGINNING OF PERIOD		91,739	44,514	27,287	13,692	(18,808)	(25,638)	(30,986)	(18,808)	44,514
SHAREHOLDERS' EQUITY, END OF PERIOD	$ (275,101)	$ 44,514	$ 27,287	$ 13,692	$ (18,808)	$ (25,638)	$ (30,986)	$ (37,150)	$ (37,150)	$ (37,150)

CASHFLOW STATEMENT

	Actual 12/31/2022	Actual 12/31/2023	Actual 1st Quarter	Actual 2nd Quarter	Actual 3rd Quarter	Actual 10/31/2024	Actual 11/30/2024	Actual 12/31/2024	Actual 4th Quarter	Actual Year to Date
CASH FLOWS FROM OPERATING ACTIVITIES										
Net Income (Loss)	$ (310,651)	$ (47,225)	$ (17,228)	$ (13,594)	$ (32,500)	$ (6,830)	$ (5,349)	$ (6,164)	$ (18,342)	$ (81,664)
Provision (Benefit) for Deferred Taxes	-	-	-	-	-	-	-	-	-	-
Adjustments to Reconcile Net Income to										
Net Cash Provided by Operating Activities										
Depreciation	5,874	6,448	-	-	-	-	-	-	-	-
Changes in Assets and Liabilities										
Related Party Advances	-	-	-	-	-	-	-	-	-	-
Notes Receivable-Related Party	140,000	-	-	-	-	-	-	-	-	-
Prepaid Expenses	-	(1,217)	-	-	-	-	-	-	-	-
Stockholder Receivables	-	-	-	-	-	-	-	-	-	-
Accounts Payable and Accrued Expenses	32,566	44,270	17,376	14,210	33,631	5,425	6,090	6,058	17,572	82,788
Net Cash Provided (Used) in Operating Activities	(132,211)	2,276	148	615	1,131	(1,405)	741	(106)	(770)	1,124
CASH FLOWS FROM INVESTING ACTIVITIES										
Additions to Property and Equipment	(29,372)	(2,867)	-	-	-	-	-	-	-	-
Net Cash Provided (Used) in Investing Activities	(29,372)	(2,867)	-	-	-	-	-	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES										
Proceeds from Issuance of Stock	35,550	-	-	-	-	-	-	-	-	-
Distributions to Shareholders	-	-	-	-	-	-	-	-	-	-
Net Cash Provided (Used) in Financing Activities	35,550	-	-	-	-	-	-	-	-	-
Net Change in Cash	(126,033)	(591)	148	615	1,131	(1,405)	741	(106)	(770)	1,124
Cash Balance, Beginning of Period	126,726	693	102	250	866	1,997	592	1,333	1,997	102
Cash Balance, End of Period	$ 693	$ 102	$ 250	$ 866	$ 1,997	$ 592	$ 1,333	$ 1,227	$ 1,227	$ 1,227

I, Mitch Hecht, the Chief Executive Officer of NewBin Corporation, hereby certify that the financial statements of NewBin Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2023 are true and complete in all material respects.

For the year ended December 31, 2024 NewBin Corporation has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ______________ (Date of Execution).

______________________ (Signature)

CEO ______________________ (Title)

4/15/25 ______________________ (Date)

CERTIFICATION

      I, Mitch Hecht , Principal Executive Officer of NewBin Corp., hereby certify that the financial statements of NewBin Corp. included in this Report are true and complete in all material respects.

Mitch Hecht

CEO